Assure Holdings Corp.
4600 South Ulster Street, Suite 1225
Denver, Colorado 80237

February 11, 2021

Division of Corporation Finance Office of Life Sciences Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Assure Holdings Corp. Registration Statement on Form S-1 Filed December 30, 2020, as amended File No. 333-251829

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Assure Holdings Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to February 12, 2021 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

Assure Holdings Corp.

/s/ John Farlinger
John Farlinger
Chief Executive Officer

cc:        Kenneth Sam, Dorsey & Whitney LLP